Exhibit 12.01 Computation of Ratio of Earnings to Fixed Charges
Earnings to Fixed Charges

	Years ended December 31,
(Dollars in thousands)	2010	2009	2008	2007	2006

Earnings:
Income before assessments	$375,501	$777,695	$353,608	$441,085	$388,525
Fixed Charges	623,824	1,158,079	3,365,381	4,277,118	3,935,129

Total Earnings	$999,325	$1,935,774	$3,718,989	$4,718,203	$4,323,654

Fixed Charges:
Interest Expense	$622,824	$1,157,079	$3,364,381	$4,276,118	$3,934,129
Estimated interest component of other expenses	1,000	1,000	1,000	1,000	1,000

Total Fixed Charges	$623,824	$1,158,079	$3,365,381	$4,277,118	$3,935,129

Ratio of Earnings to Fixed Charges	1.60	1.67	1.11	1.10	1.10